Filed Pursuant to Rule 433

Registration No. 333-165543

Final Term Sheet

February 28, 2013

AT&T Inc.

U.S.$500,000,000 1.400% GLOBAL NOTES DUE 2017

ISSUER:	AT&T Inc.

TITLE OF SECURITIES:	1.400% Global Notes due 2017 (the “Notes”)

TRADE DATE:	February 28, 2013

SETTLEMENT DATE (T+3):	March 5, 2013

MATURITY DATE:	December 1, 2017, at par, for the Global Notes due 2017

AGGREGATE PRINCIPAL AMOUNT OFFERED:	$500,000,000

PRICE TO PUBLIC (ISSUE PRICE):	99.684%, plus accrued interest from December 11, 2012.

GROSS SPREAD:	0.200%

PRICE TO AT&T INC.:	99.484%

NET PROCEEDS:	$499,053,333.33 (includes accrued interest of $1,633,333.33)

USE OF PROCEEDS:	General corporate purposes

UNDERWRITER’S REIMBURSEMENT OF AT&T INC.’S EXPENSES:	Underwriter to reimburse $250,000 of AT&T Inc.’s expenses

INTEREST RATE:	1.400% per annum

INTEREST PAYMENT DATES:	Semiannually on each June 1 and December 1, commencing on June 1, 2013

ACCRUED INTEREST:	The Notes will be part of the same series of notes as the $1,500,000,000 aggregate principal amount 1.400% Global Notes due 2017 issued and sold by AT&T Inc. on December 11, 2012.

DENOMINATIONS:	Minimum of $2,000 and integral multiples of $1,000 thereafter

OPTIONAL REDEMPTION:	At any time in whole or from time to time in part, at a make-whole call equal to the greater of (i) 100% of the principal amount of the Global Notes due 2017 to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the Treasury Rate plus 15 basis points

REDEMPTION FOR CHANGES IN TAX LAW:	In whole, but not in part, if AT&T Inc. becomes obligated, or if there is a substantial probability that AT&T Inc. will become obligated, to pay additional amounts to holders of the Notes as a result of certain changes in the tax laws, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed together with interest accrued thereon to the date fixed for redemption

INDENTURE AND RANKING:	The Notes will be issued under an indenture, dated as of November 1, 1994, between AT&T Inc. and The Bank of New York Mellon, as trustee. The Notes will be AT&T Inc.’s unsecured and unsubordinated obligations and will rank pari passu with all other indebtedness issued under the indenture

RATINGS:	Moody’s: A3 (Stable), S&P: A- (Stable), Fitch: A (Negative)

SOLE BOOKRUNNER:	Citigroup Global Markets Inc.

CUSIP NUMBER:	00206RBM3

ISIN NUMBER:	US00206RBM34

REFERENCE DOCUMENT:	Prospectus Supplement, dated February 28, 2013; Prospectus, dated March 18, 2010

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING CITIGROUP GLOBAL MARKETS INC. AT 1-800-831-9146 (TOLL FREE).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM. A SECURITIES RATING IS NOT A RECOMMENDATION TO BUY, SELL OR HOLD SECURITIES AND MAY BE REVISED OR WITHDRAWN AT ANY TIME.